

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2023

Jonathan Lin
Chief Executive Officer
Magnum Opus Acquisition Ltd
Unit 1009, ICBC Tower
Three Garden Road
Central, Hong Kong

> **Re: Magnum Opus Acquisition Ltd**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 16, 2023**
> **File No. 001-40266**

Dear Jonathan Lin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joel Rubinstein